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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                   Commission File Number 1-4879

(Check One):

          [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR
                  For Period ended: June 30, 2005


          [ ]     Transition Report on Form 10-K

          [ ]     Transition Report on Form 20-F

          [ ]     Transition Report on Form 11-K

          [ ]     Transition Report on Form 10-Q

          [ ]     Transition Report on Form N-SAR


                 For the Transition Period ended
                                                 -------------------------------

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION


   DIEBOLD, INCORPORATED
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Full name of registrant


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Former name if applicable


  5995 MAYFAIR ROAD, P.O. BOX 3077
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Address of principal executive office (Street and number)


  NORTH CANTON, OHIO 44720-8077
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City, state and zip code


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day
       [X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Diebold, Incorporated (the "Company") has experienced unexpected delays in the filing of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 within the prescribed time period due to delays experienced in completing the Company's financial statements. The delays could not be eliminated without unreasonable effort or expense. The Company's Quarterly Report on Form 10-Q will be filed as soon as practicable and in any event no later than August 15, 2005.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

  KEVIN J. KRAKORA                 (330)                     490-5228
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      (Name)                    (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         Yes  [X]  No  [ ]



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously announced, during the review of the reconciliation over the North America sales commission accrual account, management noted that the reconciliation was not performed properly and the North America sales commission accrual appeared to be understated. Accordingly, the Company will be filing amendments to its Annual Report on Form 10-K for the year ended December 31, 2004 and its quarterly report on Form 10-Q for the quarter ended March 31, 2005, for purposes of amending and restating its financial statements and other financial information for the quarter ended March 31, 2005 and for the years 2004, 2003 and 2002, and financial information for the year 2001 and for each of the quarters in the years 2004 and 2003. As such, the results of operations for the quarter ended June 30, 2005 and the quarter ended June 30, 2004 (as restated), to be included in the quarterly report on Form 10-Q for the quarter ended June 30, 2005, will give effect to the change in the North America sales commission accrual account.



                              DIEBOLD, INCORPORATED
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    August 9, 2005          By:  Gregory T.  Geswein
       -----------------              Gregory T.  Geswein
                                      Senior Vice President and Chief Financial
                                      Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).